

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2007

Mr. Peter Barnes
President and Chief Executive Officer
Silver Wheaton Corp
Suite 3400 - 666 Burrard Street
Vancouver, BC
V6C 2X8

> **Re:** **Silver Wheaton Corp**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed on March 26, 2007**
> **Response Letter Dated September 27, 2007**
> **Response Letter Dated November 2, 2007**
> **File No. 001-32482**

Dear Mr. Barnes:

   We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief